

June 24, 2015

Via E-Mail
Larysa Prymenko
Chief Executive Officer
GASE Energy, Inc.
173 Keith St., Suite 300
Warrenton, VA 20186

> **Re: GASE Energy, Inc.**
> **Amendment No. 1 to Form 10-K for the**
> **Fiscal Year Ended December 31, 2013**
> **Filed February 26, 2015**
> **File No. 0-55279**

Dear Ms. Prymenko:

We issued comments on the above captioned filing on April 2, 2015. On June 1, 2015, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me, at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director